  Exhibit 99.1

Canarc Resource Identifies Four High Priority Gold Targets at its Corral Canyon Project, Nevada
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Vancouver, Canada – September 30, 2019 – Canarc Resource Corp. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CAN) has identified four high priority gold targets at its Corral Canyon gold-silver project located 115 km north of Winnemucca and 70 km north of the past-producing, high-grade Sleeper gold mine (1.7 million ounces [Moz] production, 3.1 Moz resource) in northwestern Nevada (view location map).

Scott Eldridge, Canarc's CEO, stated: "We are very pleased that our 2019 exploration program at Corral Canyon has identified four high priority gold targets worthy of drill testing. The property has important similarities to productive low sulfidation epithermal gold mines in the Great Basin in Nevada such as Sleeper, Midas and Fire Creek.”

“Our re-interpretation of the previous exploration data to target bonanza grade feeder zones, coupled with our field work to extend the mineralized system another 500 m to the south, has added real value to our understanding of this large, gold mineralized system. We are now planning a Phase 1 drill program to test two of the four gold targets this year.”

In 2018, the Company staked 92 mining claims covering 730 hectares at Corral Canyon to own 100% of the property with no underlying royalties (see news release dated November 20, 2018). The project covers a significant volcanic-hosted, low sulfidation epithermal, gold system with both disseminated and vein-stockwork mineralization over a 3 km length as evidenced by previous drilling and recent sampling.

This year, Canarc’s exploration program led to a re-assessment of the exploration potential. Historically, exploration work focused on drilling extensive but low-grade gold mineralization in moderately-dipping stratiform silicified zones along the contact between a lower basalt and overlying felsic volcanics. Company geologists have recognized that these replacement-style stratiform zones are likely fed by steeper mineralized fault zones that could host high-grade gold veins at deeper levels. Previous drilling campaigns failed to test these structures.

The recently completed geologic mapping, core relogging, rock-chip sampling and 575-sample soil program identified several key north-northwest and northeast striking faults that are altered and mineralized and appear to be good candidates for high-grade gold-silver mineralization at deeper levels. The program also identified a new area of mineralization, including 0.7 gpt Au over 2 m in outcrop and up to 114 ppb Au in soils, that extends the system at least 500 m to the south. Key features of the Corral Canyon project are:

On the regional “Western Nevada Rift” structural zone
● Along strike 70 km north of Sleeper (bonanza-grades, Paramount Gold)
● The trend also includes the Sandman (high-grade, Newmont) and Goldbanks (low grade disseminations and high-grade veins, Premier Gold and Kinross Gold) deposits

Similarities to productive, low-sulfidation epithermal gold deposits
● Volcanic-hosted, low-sulfidation, epithermal gold mineralization of probable Middle Miocene age along the margin of the large McDermitt caldera complex
● Bimodal (basalt-rhyolite) volcanic sequence
● Nearby analogues: Sleeper, Midas, Hog Ranch, Fire Creek, Mule Canyon, Hollister

Large gold system with disseminated mineralization and high-grade veins
● Historic drilling intersected broad, low-grade (0.2-0.5 gpt Au) mineralized zones up to 40 m thick (e.g., 0.36 gpt Au over 42.7 m including 0.54 gpt over 16.8 m in core hole 2009-10)
● Historic drilling also intersected narrow, high grade (e.g., 14.9 gpt Au over 1.5 m within 2.64 gpt Au over 10.7 m)
● Mineralization is open on strike and at depth and the system is at least 2.8 km long
● Canarc considers these results to be historical, it has not completed sufficient work to independently verify them and is not relying on them

Geology, mineralogy and geochemistry indicate a strong gold system
● Extensive exposed chalcedonic silicification with local opaline silica, low Au and high Hg indicate that the present surface represents the upper levels of an epithermal system (silica cap)
● Low-grade or barren silica cappings have been proven to conceal high grade gold mineralization in the region (e.g., Goldbanks, Hollister, Fire Creek, Painted Hills)
● Increasing gold grades at depth in past drill holes support the potential for concealed high-grade mineralization at Corral Canyon
● Mineralization and structures strike north-northwest, a favorable orientation characteristic of productive Middle Miocene gold deposits in the region
● Gold is coincident with coarse adularia, molybdenum sulfide, barite, amethystine quartz and finely-banded crustiform chalcedony veins, all characteristic of productive systems of this type
● Gold commonly occurs within strongly silicified zones with silica vein stockworks along the contact between a lower basalt and upper felsic volcanics; this "distal" stratiform style is likely fed by steep, potentially high-grade “feeder” veins/faults
● Canarc has identified several intrusive flow domes in the area of known mineralization which can be important in localizing mineralization by providing heat and enhancing plumbing

Past results guide future work
● Canarc has the bulk of the data from previous exploration campaigns (1979-2011)
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 38 drill holes totaling 7,700 m
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Geological mapping, rock and soil sampling
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Airborne magnetics, resistivity and radiometrics, ground IP, gradient-array IP and CSAMT surveys

Four high priority gold targets (view target map)
● NW Target: The focus of historic exploration work; extensive low-grade disseminated gold and high-grade veins in silicified zones along the basalt/rhyolite contact – Canarc plans drilling to test the continuation of the known stratiform mineralized area at depth and along strike as well as test for high-grade gold at deeper levels within two faults that could host bonanza feeder zones
● SW Target: New area of gold-silver mineralization found by Canarc this summer along the basalt/rhyolite contact similar to the NW Target – Canarc plans to drill below the new surface rock and soil geochemical anomalies coincident with a prominent high-chargeability zone defined by historical gradient-array IP survey to test steeply dipping faults for high-grade bonanza feeder zones
● WC Target: Two north-northwest high-angle faults hosting silicification, anomalous gold and mercury at surface and low-grade gold at 50m depth in shallow drilling – target is high-grade gold at deeper levels
● EC Target: North-northwest high-angle faults, intrusive rocks, and low-grade gold at surface and in shallow drilling ~~-~~ target is high-grade gold at deeper levels
● Canarc is considering a drill program to test the NW and SW targets in Q4, 2019.

Qualified Person

Dr. Jacob Margolis is a qualified person, as defined by National Instrument 43-101, and has approved the technical information in this news release.  Dr. Margolis is engaged as a consultant to Canarc Resource Corp as Vice President of Exploration.

"Scott Eldridge”
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Scott Eldridge, Chief Executive Officer
CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact:
Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.